UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number No. 001-42155

Ping An Biomedical Co., Ltd.

(Registrant’s Name)

22/F, China United Plaza

1002-1008, Tai Nan West Street

Cheung Sha Wan

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with an annual general meeting of shareholders (the “Meeting” or “Annual General Meeting”) of Ping An Biomedical Co., Ltd. (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description of Exhibit
99.1	Notice and Proxy Statement of Annual General Meeting of Shareholders
99.2	Form of Proxy Card
99.3	Form of the Second Amended and Restated Memorandum of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: March 9, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairman of the Board of Directors

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